UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2022

Commission File Number: 001-34541

GLOBAL CORD BLOOD CORPORATION

(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central

Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or Global Cord Blood Corporation’s (the “Company”) future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date of this Report on Form 6-K, and the Company does not intend to update any of the forward-looking statements after the date of this Report on Form 6-K to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: the ongoing impact of 2019 novel coronavirus (“COVID-19”), including the partial lockdowns implemented in various cities in the PRC and the imposition by some hospitals in the PRC of restrictions on entrance to solely to hospital staff and patients; levels of consumer confidence in the healthcare services sector generally in the PRC as a result of the outbreak; the length of the COVID-19 outbreak and severity of such outbreak across the globe; the pace of recovery following the COVID-19 outbreak; continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC and any other jurisdiction in which the Company conducts its operations; changing legislation or regulatory environments in the PRC (including but not limited to cord blood license related regulations, Biosecurity laws, antitrust laws) and any other jurisdiction in which the Company conducts its operations; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; the existence of a significant shareholder able to influence and direct the corporate policies of the Company; credit risks affecting the Company’s revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including maintaining effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of legislative developments affecting U.S. listed issuers whose independent registered public accounting firms are based in the PRC and not subject to U.S. Public Company Accounting Oversight Board inspections, international pressure on trade and currency against the PRC and its potential impact on the PRC consumer behavior, as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission in the United States.

Results of Operations and Financial Condition

Following this cover page are the unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2021 of the Company.

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31 and December 31, 2021

	March 31,	December 31,
	2021	2021
	RMB	RMB	US$
	(in thousands except share data)
ASSETS
Current assets
Cash and cash equivalents	6,075,798	6,505,014	1,020,780
Accounts receivable, less allowance for credit losses (March 31, 2021: RMB137,961; December 31, 2021: RMB152,100 (US$23,868))	130,298	154,074	24,177
Inventories	44,257	47,390	7,437
Prepaid expenses and other receivables	47,788	75,721	11,882
Total current assets	6,298,141	6,782,199	1,064,276
Property, plant and equipment, net	498,656	480,229	75,359
Operating lease right-of-use assets	5,039	3,434	539
Non-current deposits	344,752	343,541	53,909
Non-current accounts receivable, less allowance for credit losses (March 31, 2021: RMB67,095; December 31, 2021: RMB59,173 (US$9,286))	217,208	253,539	39,785
Inventories	91,446	94,555	14,838
Intangible assets, net	88,202	84,737	13,297
Investment in equity securities at fair value	117,911	107,726	16,905
Other equity investment	189,129	189,129	29,678
Deferred tax assets	55,845	58,637	9,201
Total assets	7,906,329	8,397,726	1,317,787

LIABILITIES
Current liabilities
Accounts payable	9,479	11,674	1,832
Accrued expenses and other payables	136,448	144,668	22,702
Operating lease liabilities	1,636	1,695	266
Deferred revenue	449,359	451,974	70,925
Income tax payable	29,547	26,483	4,156
Total current liabilities	626,469	636,494	99,881
Non-current deferred revenue	2,392,906	2,457,490	385,634
Non-current operating lease liabilities	147	—	—
Other non-current liabilities	482,224	499,900	78,445
Deferred tax liabilities	16,132	16,245	2,549
Total liabilities	3,517,878	3,610,129	566,509

EQUITY
Shareholders’ equity of Global Cord Blood Corporation
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 121,687,974 and 121,551,075 shares issued and outstanding as of March 31 and December 31, 2021, respectively	83	83	13
Additional paid-in capital	2,101,582	2,101,582	329,784
Treasury stock, at cost (March 31 and December 31, 2021: 136,899 shares, respectively)	(2,815)	(2,815)	(442)
Accumulated other comprehensive losses	(103,179)	(106,718)	(16,746)
Retained earnings	2,386,187	2,782,536	436,640
Total equity attributable to Global Cord Blood Corporation	4,381,858	4,774,668	749,249
Non-controlling interests	6,593	12,929	2,029
Total equity	4,388,451	4,787,597	751,278
Total liabilities and equity	7,906,329	8,397,726	1,317,787

GLOBAL CORD BLOOD CORPORATION

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Three Months and Nine Months Ended December 31, 2020 and 2021

	Three months ended December 31,			Nine months ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share data)
Revenues	290,798	317,202	49,776	857,318	946,046	148,455
Cost of revenues	(44,878)	(47,281)	(7,419)	(133,039)	(141,331)	(22,178)
Gross profit	245,920	269,921	42,357	724,279	804,715	126,277
Operating expenses
Research and development	(8,985)	(6,845)	(1,074)	(18,283)	(17,516)	(2,749)
Sales and marketing	(68,994)	(65,916)	(10,344)	(178,178)	(182,243)	(28,598)
General and administrative	(43,984)	(47,441)	(7,445)	(131,191)	(138,229)	(21,691)
Total operating expenses	(121,963)	(120,202)	(18,863)	(327,652)	(337,988)	(53,038)
Operating income	123,957	149,719	23,494	396,627	466,727	73,239
Other income, net
Interest income	7,190	8,004	1,256	22,767	24,183	3,795
Foreign currency exchange gains/(losses)	75	(526)	(83)	183	(395)	(62)
Change in fair value of equity securities	6,003	599	94	30,107	(6,416)	(1,007)
Dividend income	—	—	—	1,281	1,120	176
Others	2,152	1,329	209	5,070	2,551	400
Total other income, net	15,420	9,406	1,476	59,408	21,043	3,302
Income before income tax	139,377	159,125	24,970	456,035	487,770	76,541
Income tax expense	(21,220)	(23,568)	(3,698)	(70,131)	(85,085)	(13,352)
Net income	118,157	135,557	21,272	385,904	402,685	63,189
Net income attributable to non-controlling interests	(1,587)	(1,365)	(214)	(5,391)	(6,336)	(994)
Net income attributable to Global Cord Blood Corporation’s shareholders	116,570	134,192	21,058	380,513	396,349	62,195

Earnings per share:
Attributable to ordinary shares
- Basic	0.96	1.11	0.17	3.13	3.26	0.51
- Diluted	0.96	1.11	0.17	3.13	3.26	0.51

Other comprehensive losses, net of nil income taxes
- Foreign currency translation adjustments	(4,289)	(1,364)	(214)	(8,930)	(3,539)	(555)
Comprehensive income	113,868	134,193	21,058	376,974	399,146	62,634

Comprehensive income attributable to non-controlling interests	(1,587)	(1,365)	(214)	(5,391)	(6,336)	(994)
Comprehensive income attributable to Global Cord Blood Corporation’s shareholders	112,281	132,828	20,844	371,583	392,810	61,640

Other Events

On February 28, 2022, the Company issued a press release announcing unaudited condensed consolidated financial results for the three months and nine months ended December 31, 2021. A copy of the press release is attached as Exhibit 99.1.

Exhibits

Exhibit No.	Description

99.1	Press Release dated February 28, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBAL CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: February 28, 2022